UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Celerity Systems, Inc.
Address of Principal Business Office:	4100 North Fairfax Drive, Suite 1150, Arlington, VA 22203-1664
Telephone Number (Including Area Code):	703-528-7073
File Number under the Securities Exchange Act of 1934:	814-00631

The undersigned business development company hereby states the following basis for filing this notification of withdrawal:

The Company has changed the nature of its business so as to cease to be a Business Development Company, and such change was authorized by the vote of a majority of its outstanding voting securities. Such vote occurred at a Special Meeting of the Company’s stockholders held on Friday, December 30, 2005, at which 308,655,824 votes were cast in favor of the change and 10,487,367 votes were cast in opposition of such change. The Company’s new business is primarily to own and operate small and mid-sized growth businesses that provide homeland security solutions through innovative technologies to both the public and private sector and to drive growth in said businesses through management, strategic guidance, capital and financial support, and government marketing expertise.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Arlington and the state of Virginia on the 5th day of January, 2006.

Signature: /s/ Celerity Systems, Inc.

By: C. Thomas McMillen
Title: President, Chief Executive Officer and Chairman of the Board
Attest:	James Maurer
Title: Corporate Secretary

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